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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                           AMENDMENT NO. 14*
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

(*) Representing the final amendment hereto.
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


                             INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/ Recommendation Statement on
Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January 16, 1997,
January 21, 1997, January 28, 1997, February 3, 1997,
February 12, 1997, March 7, 1997 and April 10, 1997 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          Following expiration of the Offer at 5:00 pm, New York City time, on May 23, 1997, Purchaser, CSX and Norfolk filed an amendment to the Schedule 14D-1 in which they stated that Purchaser has been informed by the depositary for the Offer that 57,407,389 Shares (including 8,937,900 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 94% of Shares not already owned by Purchaser, CSX or Norfolk, were tendered pursuant to the Offer.

                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CONRAIL INC.



                              By   /s/  John A. McKelvey
                                ---------------------------
                                Name:  John A. McKelvey
                                Title:  Senior Vice President--
                                        Finance


Dated as of May 29, 1997

                        EXHIBIT INDEX

                                                                 Page
Exhibit                  Description                              No.

*(a)(1)    Offer to Purchase dated December 6, 1996
           (incorporated by reference to Exhibit (a)(1)
           to CSX's and Purchaser's Tender Offer
           Statement on Schedule 14D-1 dated
           December 6, 1996, as amended (the "CSX
           14D-1"))............................................

*(a)(2)    Letter of Transmittal (incorporated by
           reference to Exhibit (a)(2) to the CSX
           14D-1)..............................................

*(a)(3)    Text of press release issued by CSX dated
           December 6, 1996 (incorporated by reference
           to Exhibit (a)(7) to the CSX 14D-1).................

*(a)(4)    Letter to shareholders of Conrail dated
           December 6, 1996....................................

*(a)(5)    Form of Summary Advertisement dated
           December 6, 1996 (incorporated by reference
           to Exhibit (a)(5) to the CSX 14D-1).................

*(a)(6)    Opinion of Lazard Freres & Co. LLC
           (incorporated by reference to
           Exhibit (a)(14) to the Solicitation/
           Recommendation Statement on Schedule 14D-9
           of Conrail dated October 16, 1996, as
           amended, relating to the First Offer (the
           "First 14D-9")).....................................

*(a)(7)    Opinion of Morgan Stanley & Co. Incorporated
           (incorporated by reference to
           Exhibit (a)(15) to the First 14D-9).................

*(a)(8)    Text of press release issued by Conrail and
           CSX dated December 10, 1996.........................

*(a)(9)    Opinion of Lazard Freres & Co. LLC dated
           December 18, 1996...................................

*(a)(10)   Opinion of Morgan Stanley & Co. Incorporated
           dated December 18, 1996.............................

*(a)(11)   Supplement to the Offer to Purchase dated
           December 19, 1996 (incorporated by reference
           to Exhibit (a)(15) to the 14D-1)....................

*(a)(12)   Text of press release issued by CSX and
           Conrail dated December 19, 1996.....................

                        EXHIBIT INDEX

                                                                 Page
Exhibit                  Description                              No.

*(a)(13)   Text of press release issued by Conrail
           dated December 20, 1996.............................

*(a)(14)   Text of advertisement published by Conrail
           and CSX on December 10, 1996........................

*(a)(15)   Text of advertisement published by Conrail
           and CSX on December 12, 1996........................

*(a)(16)   Text of joint press release issued by
           Conrail and CSX dated January 9, 1997...............

*(a)(17)   Text of joint press release issued by
           Conrail and CSX dated January 13, 1997..............

*(a)(18)   Text of joint press release issued by
           Conrail and CSX dated January 15, 1997..............

*(a)(19)   Text of press release issued by Conrail
           dated January 19, 1997..............................

*(a)(20)   Text of press release issued by Conrail
           dated January 22, 1997 (incorporated by
           reference to Exhibit (a)(26) to the Norfolk
           14D-9)..............................................

*(a)(21)   Text of press release issued by Conrail
           dated January 23, 1997 (incorporated by
           reference to Exhibit (a)(27) to the Norfolk
           14D-9)..............................................

*(a)(22)   Text of press release issued by Conrail
           dated January 28, 1997 (incorporated by
           reference to Exhibit (a)(24) to the Norfolk
           14 D-9).............................................

*(a)(23)   Text of joint advertisement published by
           Conrail and CSX on January 29, 1997.................

*(a)(24)   Text of press release issued by Conrail on
           January 31, 1997....................................

*(a)(25)   Text of joint press release issued by
           Conrail, CSX and Norfolk on January 31, 1997........

*(a)(26)   Text of press release issued by Norfolk
           dated February 10, 1997.............................

*(a)(27)   Text of press release issued by Conrail
           dated February 10, 1997 ............................

*(a)(28)   Text of press release issued by CSX dated
           February 14, 1997 ..................................

                        EXHIBIT INDEX

                                                                 Page
Exhibit                  Description                              No.

*(a)(29)   Text of press release issued by Conrail
           dated March 3, 1997.................................

*(a)(30)   Supplement to the Offer to Purchase dated
           March 7, 1997 (incorporated by reference to
           Exhibit (a)(32) to the CSX 14D-1)...................

*(a)(31)   Text of press release issued by Conrail
           dated March 7, 1997.................................

*(a)(32)   Letter to shareholders dated March 7, 1997..........

*(a)(33)   Opinion of Lazard Freres & Co. LLC dated
           March 7, 1997.......................................

*(a)(34)   Opinion of Morgan Stanley & Co. Incorporated
           dated March 7, 1997.................................

*(a)(35)   Third Supplement to the Offer to Purchase
           dated April 10, 1997 (incorporated by
           reference to Exhibit (a)(38) to the CSX
           14D-1)..............................................

*(c)(1)    Agreement and Plan of Merger dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(1) to CSX's and Purchaser's
           Tender Offer Statement on Schedule 14D-1
           dated October 16, 1996, as amended, relating
           to the First Offer (the "First
           CSX 14D-1"))........................................

*(c)(2)    First Amendment to Agreement and Plan of
           Merger dated as of November 5, 1996
           (incorporated by reference to Exhibit (c)(7)
           to the First CSX 14D-1).............................

*(c)(3)    Conrail Stock Option Agreement dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(2) to the First CSX 14D-1)...........

*(c)(4)    CSX Stock Option Agreement dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(3) to the First CSX 14D-1)...........

*(c)(5)    Voting Trust Agreement dated as of
           October 15, 1996 (incorporated by reference
           to Exhibit (c)(4) to the First CSX 14D-1)...........

                        EXHIBIT INDEX

                                                                 Page
Exhibit                  Description                              No.

*(c)(6)    Employment Agreement of Mr. LeVan dated as
           of October 14, 1996 (incorporated by
           reference to Exhibit (c)(5) to the
           First 14D-9)........................................

*(c)(7)    Change of Control Agreement of Mr. LeVan
           dated as of October 14, 1996 (incorporated
           by reference to Exhibit (c)(6) to the
           First 14D-9)........................................

*(c)(8)    Answer and Defenses of Conrail, CSX and the
           individual defendants to Second Amended
           Complaint, and Counterclaim of Conrail and
           CSX in Norfolk Southern et al. v. Conrail
           Inc. et al., filed on December 5, 1996, in
           the United States District Court for the
           Eastern District of Pennsylvania
           (incorporated by reference to Exhibit (c)(8)
           to the Solicitation/ Recommendation Statement
           on Schedule 14D-9 of Conrail dated
           November 6, 1996, as amended, relating to
           the Norfolk Offer)..................................

*(c)(9)    Pages 4-5 and 9-14 of Conrail's Proxy
           Statement dated April 3, 1996 (incorporated
           by reference to Exhibit (c)(7) to the
           First 14D-9)........................................

*(c)(10)   Second Amendment to Agreement and Plan of
           Merger dated as of December 18, 1996
           (incorporated by reference to Exhibit (c)(6)
           to the 14D-1).......................................

*(c)(11)   Form of Amended and Restated Voting Trust
           Agreement (incorporated by reference to
           Exhibit (c)(7) to the 14D-1)........................

*(c)(12)   Text of opinion of Judge Donald VanArtsdalen
           of the United States District Court for the
           Eastern District of Pennsylvania as
           delivered from the bench on
           January 9, 1997.....................................

*(c)(13)   Text of STB Decision No. 5 of STB Finance
           Docket No. 33220 dated January 8, 1997..............

                        EXHIBIT INDEX

                                                                 Page
Exhibit                  Description                              No.

*(c)(14)   Third Amendment dated as of March 7, 1997 to
           the Agreement and Plan of Merger
           (incorporated by reference to
           Exhibit (c)(12) to the CSX 14D-1)...................

*(c)(15)   Form of Amended and Restated Voting Trust
           Agreement (incorporated by reference to
           Exhibit (c)(13) to the CSX 14D-1)...................

*(c)(16)   Letter Agreement between CSX and Norfolk,
           dated as of April 8, 1997 (incorporated by
           reference to Exhibit (c)(14) of the CSX
           14D-1)...............................................

*(c)(17)   Fourth Amendment to the Agreement and Plan
           of Merger, dated as of April 8, 1997, among
           CSX, Purchaser and Conrail (incorporated by
           reference to Exhibit (c)(15) of the CSX
           14D-1)...............................................



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* Previously filed